Exhibit 99.2

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2022 and 2021

Deloitte & Touche Ltda. Nit. 860.005.813-4 Calle 76 No. 54-11 Of. 1101/1102/1104 Ed. World Trade Center Barranquilla Colombia Tel: +57 (605) 366 9650 www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Procaps Group, S.A.

Results of Review of Interim Financial Information

We have reviewed the accompanying condensed consolidated balance sheet of Procaps Group, S.A. and subsidiaries (the “Company”) as of June 30, 2022, the related condensed consolidated statements of profit or loss and other comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021, and of changes in equity and cash flows for the six-month periods ended June 30, 2022 and 2021, and the related notes (collectively referred to as the “interim financial information”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2021, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated April 29, 2022, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2021, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

This interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Deloitte & Touche Ltda.

Barranquilla, Colombia

August 26, 2022

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Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

		For the three months ended June 30		For the six months ended June 30
	Notes	2022	2021	2022	2021
Revenue	5	$112,420	$98,935	$198,050	$176,377
Cost of sales		(39,786)	(40,820)	(78,294)	(78,575)
Gross profit		72,634	58,115	119,756	97,802

Sales and marketing expenses		(25,665)	(18,869)	(45,822)	(38,350)
Administrative expenses		(28,845)	(23,081)	(53,400)	(43,659)
Finance expenses, net	7	(18,791)	(14,354)	(4,209)	(28,591)
Other expenses, net	8	(8,626)	(1,537)	(3,503)	(2,072)
(Loss)/Income before tax		(9,293)	274	12,822	(14,870)

Income tax expense	9	2,374	(882)	(3,295)	(2,776)
(Loss)/Income for the period		$(6,919)	$(608)	$9,527	$(17,646)

(Loss)/Income for the period attributable to:
Owners of the Company		(6,919)	(649)	9,527	(17,968)
Non-controlling interests		—	41	—	322

Earnings per share:
Basic, (loss)/income for the period attributable to ordinary equity holders of the Company[1]		(0.07)	(0.01)	0.09	(0.18)

[1]	The Group reports net earnings per share in accordance with IAS 33 - Earnings Per Share. Basic (loss)/income per share is calculated by dividing the (loss)/income attributable to ordinary equity holders of the Group by the weighted average number of ordinary shares outstanding during the period. No dilutive effect has been identified for the three and six months ended June 30, 2022 and 2021. The weighted average number of ordinary shares used as the denominator in calculating basic earnings per share is 101,109,572 and 97,128,690 for the three and six months ended June 30, 2022 and 2021, respectively.

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
(Loss)/Income for the period	$(6,919)	$(608)	$9,527	$(17,646)

Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability	—	84	—	84
Income tax relating to items that will not be reclassified subsequently to profit or loss	—	(29)	—	(29)
Net of Tax	—	55	—	55
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(3,001)	266	(767)	(4,516)
Other comprehensive (loss)/income for the period, net of tax	(3,001)	321	(767)	(4,461)
Total comprehensive (loss)/income for the period	$(9,920)	$(287)	$8,760	$(22,107)

Total comprehensive (loss)/income for the period attributable to:
Owners of the Company	(9,929)	(328)	8,750	(22,429)
Non-controlling interests	9	41	10	322

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Financial Position

As of June 30, 2022 and December 31, 2021

(In thousands of United States Dollars, unless otherwise stated)

	Notes	As of June 30, 2022	As of December 31, 2021
Assets
Non-current assets
Property, plant and equipment, net	11	76,596	72,638
Right-of-use assets		43,823	40,167
Goodwill		6,761	6,803
Intangible assets	10	31,877	30,171
Investments in joint ventures		2,325	2,443
Other financial assets		244	256
Deferred tax assets		7,584	7,067
Other assets		3,753	4,531
Total non-current assets		$172,963	$164,076
Current assets
Cash		37,552	72,112
Trade and other receivables, net	13	120,208	117,449
Inventories, net	12	99,227	79,430
Amounts owed by related parties		2,209	1,147
Current tax assets		29,040	22,082
Other current assets		8,996	5,839
Total current assets		$297,232	$298,059
Total assets		$470,195	$462,135

Liabilities and Stockholders’ Equity (Deficit)
Equity (Deficit)
Share capital		1,011	1,011
Share premium		377,677	377,677
Reserves		45,743	42,749
Accumulated deficit		(424,526)	(431,059)
Accumulated other comprehensive loss		(28,545)	(27,778)
Equity (deficit) attributable to owners of the company		$(28,640)	$(37,400)
Non-controlling interest		(930)	(940)
Total equity (deficit)		$(29,570)	$(38,340)
Non-Current liabilities
Borrowings	14	181,818	178,720
Warrant liabilities	16	22,476	23,112
Shares held in escrow	17	94,127	101,859
Deferred tax liabilities		6,695	6,070
Other liabilities		1,862	2,750
Total non-current liabilities		$306,978	$312,511
Current liabilities
Borrowings	14	75,704	74,646
Trade and other payables, net		90,582	85,381
Amounts owed to related parties		6,007	8,450
Current tax liabilities		10,853	11,756
Provisions	15	495	501
Other liabilities		9,146	7,230
Total current liabilities		$192,787	$187,964
Total liabilities and stockholders’ equity (deficit)		$470,195	$462,135

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Group
	Issued Capital	Share premium	Reserves [1]	Accumulated deficit	Other Comprehensive Income	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2021	$2,001	$54,412	$39,897	$(327,344)	$(24,421)	$(255,455)	$777	$(254,678)
Loss for the period	—	—	—	(17,968)	—	(17,968)	322	(17,646)
Transfer reserves	—	—	(8)	8	—	—	—	—
Other comprehensive income	—	—	—	—	(4,461)	(4,461)	—	(4,461)
Non-controlling interest	—	—	—	322	—	322	—	322
Balance as of June 30, 2021	$2,001	$54,412	$39,889	$(344,982)	$(28,882)	$(277,562)	$1,099	$(276,463)

Balance as of January 1, 2022	1,011	377,677	42,749	(431,059)	(27,778)	(37,400)	(940)	(38,340)
Income for the period	—	—	—	9,527	—	9,527	—	9,527
Transfer reserves	—	—	2,994	(2,994)	—	—	—	—
Other comprehensive income	—	—	—	—	(777)	(777)	10	(767)
Non-controlling interest	—	—	—	—	10	10	—	10
Balance as of June 30, 2022	$1,011	$377,677	$45,743	$(424,526)	$(28,545)	$(28,640)	$(930)	$(29,570)

[1]	Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

		For the six months ended June 30
	Notes	2022	2021 As restated[1]
Operating activities
Income/(Loss) for the period		$9,527	$(17,646)
Adjustments to reconcile net gain (loss) with net cash from operating activities:
Depreciation of property, plant and equipment	11	2,932	2,864
Depreciation of right-of-use assets		3,005	2,214
Amortization of intangibles	10	2,436	3,824
Income tax expense	9	3,295	2,776
Finance expenses	7	4,209	28,591
Share of result of joint ventures		109	(419)
Net (gain)/loss on sale of property, plant and equipment	11	(590)	699
Inventory provision	12	1,010	2,038
Provision for bad debt	13	1,304	16
Provisions	15	7	187
Cash flow from operating activities before changes in working capital		27,244	25,144
(Increase)/decrease in operating assets and liabilities:
Trade and other receivables		(3,793)	(8,259)
Amounts owed by related parties		(1,057)	144
Inventories		(20,941)	(5,771)
Current tax assets		(6,958)	(35)
Other current assets		(3,154)	(862)
Trade and other payables		26,648	22,139
Amounts owed to related parties		2,030	(1,183)
Current tax liabilities		(442)	(2,562)
Other liabilities		563	(8,294)
Provisions	15	(41)	(146)
Other financial assets		12	166
Other assets		778	(855)
Cash generated from operations		20,889	19,626
Interest paid		(946)	(1,015)
Income tax paid		(3,649)	(2,261)
Cash flow provided by operating activities		$16,294	$16,350
Investing activities
Acquisition of property, plant and equipment	11	(10,518)	(5,439)
Proceeds from sale of property, plant and equipment		2,689	26
Acquisition of intangibles	10	(5,106)	(4,170)
Advances to related parties		(139)	—
Cash flow used in investing activities		$(13,074)	$(9,583)
Financing activities
Proceeds from borrowings	14	54,085	95,340
Payments on borrowings	14	(74,242)	(75,085)
Payments to related parties		(4,525)	(2,077)
Interest paid on borrowings	14	(8,639)	(5,989)
Payment of lease liabilities	14	(2,867)	(3,402)
Cash flow (used in) generated from financing activities		$(36,188)	$8,787
Net (decrease) increase in cash		(32,968)	15,554
Cash at beginning of the period		72,112	4,229
Effect of exchange rate fluctuations		(1,592)	(12,088)
Cash at end of the period		$37,552	$7,695
Non-cash financing and investing activities[2]		$32,737	$28,269

[1]	Refer to Note 2.2. Restatement of Previously Issued Financial Statements
[2]	Non-cash investing and financing activities include acquisition of right-of-use assets $7,804 (for the six months ended June 30, 2021: $944), invoices from suppliers financed via reverse factoring classified as Trade and other payables $1,013 (for the six months ended June 30, 2021: $3,886) and invoices from suppliers financed via reverse factoring classified as Borrowings $23,920 (for the six months ended June 30, 2021: $23,439).

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 1. General Company Information

Procaps Group S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg and its subsidiaries (“the Group”) primarily engages in developing, producing and marketing pharmaceutical solutions. Further information about the Group’s business activities, reportable segments and key management personnel of the Group is included in Note 5. Revenue, Note 6. Segment reporting and Note 19. Key management personnel, respectively.

The Group’s principal subsidiaries as of June 30, 2022 and December 31, 2021, are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

	Place of	Ownership interests held by:
	business/country	The Group		Non-controlling interests
Name of entity	of incorporation	2022	2021	2022	2021	Principal activities
Procaps S.A.	Colombia	100%	100%	—%	—%	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products.
C.I. Procaps S.A.	Colombia	100%	100%	—%	—%
Procaps S.A. de C.V (previously Laboratorios Lopez S.A. de C.V.)	El Salvador	100%	100%	—%	—%
Softcaps - Colbras	Brazil	100%	100%	—%	—%
Diabetrics Healthcare S.A.S.	Colombia	100%	100%	—%	—%	Diabetes solutions and chronic disease management tool.

There are no significant restrictions on the ability of the Group to access or use assets to settle liabilities.

The unaudited consolidated condensed interim financial statements of the Group for the three and six months ended June 30, 2022 and 2021 comprise the Group and its interest in joint ventures, investments and operations.

The unaudited condensed consolidated interim financial statements are presented in USD (the Group’s presentation currency) and all amounts are rounded to the nearest thousands of USD, unless otherwise stated.

Reverse reorganization

On September 29, 2021, Crynssen Pharma Group Limited, a private limited liability company registered under the laws of Malta with company registration number C59671 and with registered office at Ground Floor, Palace Court, Church Street, St. Julians STJ 3049, merged with Union Acquisition Corp, a special purpose acquisition company (“SPAC’) domiciled in the Cayman Islands, and Procaps Group, S.A, the ultimate parent company after the merger and which ordinary shares are listed and traded under ‘PROC’ at the NASDAQ in New York City, NY, USA.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

The comparative information for June 30, 2021 presented in these condensed consolidated interim financial statements reflects Crynssen Pharma Group Limited and its subsidiaries, prior to the merger with SPAC and Procaps Group S.A.

Emerging Growth Company Status

The Group is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Group will remain an emerging growth company until the earliest of:

●	The last day of the first fiscal year (a) following the fifth anniversary of a public equity offering, (b) in which its annual gross revenue totals at least $1.07 billion or (c) when the Group is deemed to be a large accelerated filer, which means the market value of the Group’s ordinary shares held by non-affiliates exceeds $700.0 million as of the prior June 30th; and

●	The date on which the Group has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Ongoing Military Operation in Ukraine and Related Sanctions

The ongoing military operation in Ukraine and the related sanctions targeted against the Russian Federation may have an impact on the European economies and globally. The Group does not have any significant direct exposure to Ukraine, Russia or Belarus considering there are not any existing operations or sales in those locations.

However, the impact on the general economic situation may require revisions of certain assumptions and estimates. This may lead to material adjustments to the carrying value of certain assets and liabilities including property plant and equipment, intangible assets, goodwill, warrant liabilities and shares held in escrow within the next financial year. At this stage, management is not able to reliably estimate the impact as events are unfolding day-by-day, but to date, the impact, if any, has not been significant.

The longer-term impact may also affect trading volumes, cash flows and our supply of critical components among our manufacturing facilities in El Salvador, Colombia, Brazil, and the U.S. Such disruptions could negatively affect our ability to provide critical components to affiliates or produce pharmaceutical products for customers, which could increase our costs, require capital expenditures, and harm our results of operations and financial condition.

Nevertheless, at the date of these financial statements, the Group continues to meet its obligations as they fall due and therefore continues to apply the going concern basis of preparation.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Grupo Somar and Pearl Mexico Acquisition

On May 16, 2022, Procaps Group, S.A. entered into a Stock Purchase Agreement (the “SPA”) with AI Global Investments PCC Limited (Netherlands), a protected cell company limited by shares organized under the laws of the Island of Guernsey (“PCC”), acting for and on behalf of the Soar Cell, Triana Capital S.A. de C.V., a corporation organized under the laws of Mexico (“Triana”), AI Pearl (Netherlands) B.V., a private limited company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Pearl Holding Seller”), Perrigo Ireland 7 DAC, a company duly organized and validly existing under the laws of the Republic of Ireland (“Pearl Ireland”, and together with PCC, Triana and Pearl Holding Seller, each a “Seller” and collectively, the “Sellers”), AI Soar (Netherlands) BV, a (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Somar Holding Company”), Química y Farmacia S.A. de C.V., a Sociedad Anónima de Capital Variable duly organized and validly existing under the laws of Mexico (“Quifa”), PDM Acondifarma S.A. de C.V., a Sociedad Anónima de Capital Variable duly organized and validly existing under the laws of Mexico (“PDM”), Gelcaps Exportadora de México S.A. de C.V., a Sociedad Anónima de Capital Variable duly organized and validly existing under the laws of Mexico (“Gelcaps”, and together with Quifa and PDM, “Pearl Mexico”) and Grupo Farmacéutico Somar S.A.P.I. de C.V., a Sociedad Anónima Promotora de Inversión de Capital Variable organized under the laws of Mexico (“Somar” and together with Somar Holding Company, “Grupo Somar”, and together with Pearl Mexico, the “Targets”).

Somar specializes in the production of generic and own-brand pharmaceutical products, sold mainly to the private sector, with the majority of its operations within Mexico. Pearl Mexico specializes in the production and sale of pharmaceutical products, organic chemicals, biological products and over the counter products, with the majority of its operations within Mexico.

Pursuant to the SPA, the Group will acquire all of the issued and outstanding capital stock of the Targets from the Sellers, in exchange for an estimated upfront consideration in the form of:

a.	An aggregate amount of cash in U.S. dollars equal to approximately $303.0 million, subject to customary adjustments for working capital, net debt and other items (the “Closing Cash Consideration Payment”), which will be allocated to each Seller in accordance with the percentages set forth in the SPA; and

b.	A vendor loan receivable in an aggregate amount in U.S. dollars equal to approximately $24.3 million (the “Stock Consideration Receivables” and together with the Closing Cash Consideration Payment, the “Closing Consideration Payments”), which will be allocated to Triana and PCC in accordance with the percentages set forth in the SPA.

On the closing (the “Closing”) of the transactions contemplated by the SPA (the “Acquisition”), the Group shall issue to PCC and Triana, pursuant to the terms of the SPA and those certain Stock Consideration Subscription Agreements to be entered into on or about the date of the Closing, between the Group and each of PCC and Triana (the “Stock Consideration Subscription Agreements”), approximately 3,081,730 ordinary shares of the Group, nominal value $0.01 per share (the “Ordinary Shares”), based on a price per Ordinary Share of $7.8878 (the volume-weighted average price per share, rounded to the nearest four decimal points, of Ordinary Shares quoted on the Nasdaq (as reported on Bloomberg L.P. under the function “VWAP”), for the period of 30 consecutive trading days ending on the trading day immediately prior to the date of the SPA) (the “Closing Stock Consideration Payment”), which shall be paid-up by each of PCC and Triana by way of set-off against the respective portions of the Stock Consideration Receivables held by PCC and Triana against the Group, in accordance with article 420-23 of the Luxembourg Law on Commercial Companies dated 10 August 1915, as amended.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Additionally, at the Closing, the Group shall pay the Sellers an aggregate amount of cash in U.S. dollars, as converted based on the exchange rate of MXN$20.5693 to US$1.00 (the “Applicable Exchange Rate”), equal to 70.0% of PCC’s good faith estimate of the valued added tax receivables of Pearl Mexico and its subsidiaries that have been reported to the tax authorities as a result of the filing of any value-added tax return on or prior to the date of the Closing (the “Filed VAT Receivables”), minus MXN$48,177,093, and subject to certain adjustments set forth in the SPA.

In addition to the upfront consideration paid or issued at the Closing, the Sellers have a right to receive a contingent payment in U.S. dollars, as converted based on the Applicable Exchange Rate, in the amount by which the gross profit of Targets and its subsidiaries for the fiscal year ended December 31, 2022 exceeds MXN$1,490,000,000, multiplied by 3.85, with a maximum amount payable of MXN$300,000,000.

The transaction, which has been approved by the board of directors of the Group and the Sellers, is expected to close in the third quarter of 2022, subject to the satisfaction or waiver of customary closing conditions at or prior to the closing of the transaction, including the receipt of all consents, approvals, orders and authorizations of any governmental authority required in connection with the execution or performance of the SPA, including any regulatory antitrust approvals.

Debt Commitment Letter

Concurrently with the execution of the SPA, the Group, as borrower, entered into a Commitment Letter with Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. (“Commitment Letter”) for a bridge loan of up to $485 million (the “Bridge Loan”), which will be guaranteed by each existing and future direct and indirect material subsidiary of the Group, and the Targets and each of their subsidiaries upon the Closing. The Bridge Loan will also be secured by a pledge from the Group of its shares in the Targets. The proceeds of the Bridge Loan will be used, together with the Group’s cash on hand, to finance the cash portion of the purchase price of the Acquisition (including related fees and expenses) and, in the event necessary, to prepay certain of the Group’s existing debt. The Bridge Loan will accrue interest at a rate of Term SOFR plus a spread between 5.00%-7.25%, determined according to the time the Bridge Loan has been outstanding and the credit rating of the Group, and will mature 12 months after the initial disbursement to the Group in connection with the Acquisition.

Pursuant to the terms of the Commitment Letter, while the Bridge Loan is outstanding, the Group, as the borrower, and the subsidiary guarantors, will be subject to customary affirmative, negative and financial covenants which will, among other things, (i) restrict, subject to certain exceptions, the Group’s ability to incur debt or grant liens; sell or transfer title to operating assets; pay dividends and distributions; engage in mergers and consolidations; guarantee, indemnify or assume the liabilities of third parties; change its fiscal year reporting; engage in certain transactions with affiliates; change its lines of business; or amend its organizational documents, and (ii) require the Group and the subsidiary guarantors to maintain a minimum interest coverage ratio of 3.0x EBITDA at all times, and a maximum leverage ratio of 4.25x to 4.75x EBITDA, according to the time the Bridge Loan has been outstanding, calculated on an annual basis. Additionally, the Bridge Loan may be prepaid by the Group or refinanced at any time, without penalty. The Group must prepay the Bridge Loan with, (i) subject to certain exceptions, all proceeds from asset sales or the occurrence of debt by the Borrower and its subsidiaries, and (ii) 75% of net cash proceeds from any issuances of equity or equity-like instruments by the Group.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 2. Basis of preparation and accounting

These unaudited consolidated condensed interim financial statements of the Group as of June 30, 2022 have been prepared on a going concern basis, and in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 (“last annual financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Group’s Audit Committee on August 29, 2022.

Note 2.1. Going concern

Management has, at the time of approving the accompanying unaudited consolidated condensed interim financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thereby these unaudited consolidated condensed interim financial statements have been prepared on a ‘going concern’ basis.

As of June 30, 2022, the following matters have been considered by management in determining the reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

As of June 30, 2022, the Group retains a negative equity position of $29,570 while it improved significantly during the period (as of December 31, 2021: negative equity of $38,340). This improvement is related to the comprehensive income for the six months ended June 30, 2022 of $8,760 The negative equity balance as of June 30, 2022 is primarily driven by the classification of the Holdco Ordinary Shares held in escrow as a financial liability and does not impact the Group’s future operations and there are no further obligations to the Group.

For the six months ended June 30, 2022, the Group recognized income of $9,527 (for the six months ended June 30, 2021: a loss of $17,646). The Group generated $16,294 of cash in operating activities for the six months ended June 30, 2022 (for the six months ended June 30, 2021: $16,350) after changes in working capital. As of June 30, 2022, the Group reported positive working capital of $104,445 (as of December 31, 2021: $110,095).

As of June 30, 2022, the Group had cash of $37,552 (as of December 31, 2021: $72,112). Currently, the Group maintains financing lines, which, together with the expected internal generation of funds, will allow it to finance its growth and working capital needs.

Management has evaluated its capital position and its ability to continue its normal course of business for the foreseeable future and ability to meet its financial obligations for the next twelve months. The Group project it will generate excess cash over its current financial obligations through its current cash position and operating cash generated. The excess cash will be available to meet the Group’s investment and capital expenditure objectives.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 2.2 Restatement of Previously Issued Financial Statements

Consistent with Note 2.4 in the Group’s consolidated financial statements for the year ending December 31, 2021, the Group restated its consolidated statement of cash flows for the six months period ending June 30, 2021. Since the nature and impact of such restatement has already been disclosed in previous periods, the Group is not required to provide similar disclosure in subsequent reporting periods. For further details, refer to Note 2.4 in the Group’s consolidated financial statements for the year ending December 31, 2021.

Note 3. Summary of significant accounting policies

Note 3.1. Change in accounting policy

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2021. The policy for recognizing and measuring income taxes in the interim periods is consistent with that applied in the previous interim period and is described in Note 9. Income tax.

Note 3.2. New and amended IFRS Standards that are effective for the current period

The Group adopted the following accounting standard amendments from January 1, 2022. The evaluation performed by management determined that these amendments did not result in a significant impact in relation to the Group as of June 30, 2022

Reference to the Conceptual Framework – Amendments to IFRS 3 - Effective January 1, 2022

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

No business combinations were consummated for the six months ended June 30, 2022 and therefore, this amendment has not impacted the Group.

Onerous Contracts – Cost of Fulfilling a Contract - Amendments to IAS 37 - Effective January 1, 2022

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

Due to the nature of contractual arrangements with customers, this amendment has not impacted the Group.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) - Effective January 1, 2022

The amendment to IAS 16 Property, Plant and Equipment (“PP&E”) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

The Group did not sell any items produced by PP&E while the entity was preparing such asset for its intended use and therefore, this amendment has not impacted the Group.

Annual Improvements to IFRS Standards 2018-2020 - Effective January 1, 2022

The following improvements were finalized in May 2020:

IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for the derecognition of financial liabilities. No significant financial instruments were modified during the six months ended June 30, 2022 and therefore, this improvement has not impacted the Group.

IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements in order to remove any confusion about the treatment of lease incentives. No payments were received from lessors related to leasehold improvements during the six months ended June 30, 2022 and therefore, this amendment has not impacted the Group.

Note 3.3. Recent accounting pronouncements not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the six months ended June 30, 2022 and have not been early adopted by the Group. As of the issue date of these unaudited condensed consolidated interim financial statements, the following new and revised IFRS standards have been issued, which will impact the Group’s unaudited financial statements upon adoption, but are not yet effective:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - Effective January 1, 2023

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

The amendments also clarify what IAS 1 means when it refers to the ’settlement’ of a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Group is in the process of performing its assessment of the impacts of the new standard and anticipate a change in the classification of warrants and shares held in escrow upon adoption from non-current to current liabilities. However, early adoption was not elected.

Note 4. Critical accounting judgements and key sources of estimation uncertainty

In preparing these unaudited condensed consolidated interim financial statements, management has made judgments, estimates and assumptions about the carrying amounts of the assets and liabilities that are not readily observable in other sources. The estimates and underlying assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s consolidated financial statements as at and for the year ended December 31, 2021.

Note 5. Revenue

The Group recognizes its revenues from the transfer of goods and services to the fulfillment of its performance obligations. The Group’s revenue for the three and six months ended June 30, 2022 includes $7,545 and $8,847, respectively, (for the three and six months ended June 30, 2021: $537 and $1,110, respectively) in revenue recognized from intellectual property licensing and dossier generation.

Disaggregation of revenue from contracts with customers

Revenue from contracts with customers is disaggregated by primary geographical market and major products (refer to Note 6. Segment reporting) and by timing of revenue recognition in the table below.

	Reportable segments
For the three months ended June 30, 2022	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total
Segment revenue	64,883	41,253	22,122	22,666	12,143	163,067
Inter-segment revenue	(31,960)	(1,658)	(5,287)	(5,566)	(6,176)	(50,647)
Revenue from contracts with customers	32,923	39,595	16,835	17,100	5,967	112,420

Timing of revenue recognition
Goods transferred at a point in time	29,045	38,187	14,576	17,100	5,967	104,875
Services transferred over time	3,878	1,408	2,259	—	—	7,545
Total revenue from contracts with customers	$32,923	$39,595	$16,835	$17,100	$5,967	$112,420

	Reportable segments
For the three months ended June 30, 2021	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total
Segment revenue	56,706	41,739	11,357	17,589	11,299	138,690
Inter-segment revenue	(29,239)	(294)	(2,640)	(2,944)	(4,638)	(39,755)
Revenue from contracts with customers	27,467	41,445	8,717	14,645	6,661	98,935

Timing of revenue recognition
Goods transferred at a point in time	26,930	41,445	8,717	14,645	6,661	98,398
Services transferred over time	537	—	—	—	—	537
Total revenue from contracts with customers	$27,467	$41,445	$8,717	$14,645	$6,661	$98,935

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	Reportable segments
For the six months ended June 30, 2022	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total
Segment revenue	123,038	72,802	37,522	39,191	19,737	292,290
Inter-segment revenue	(64,778)	(1,349)	(9,417)	(9,529)	(9,167)	(94,240)
Revenue from contracts with customers	58,260	71,453	28,105	29,662	10,570	198,050

Timing of revenue recognition
Goods transferred at a point in time	53,531	70,045	25,846	29,210	10,570	189,202
Services transferred over time	4,729	1,408	2,259	452	—	8,848
Total revenue from contracts with customers	$58,260	$71,453	$28,105	$29,662	$10,570	$198,050

	Reportable segments
For the six months ended June 30, 2021	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total
Segment revenue	105,162	69,169	22,598	31,242	21,125	249,296
Inter-segment revenue	(52,696)	(584)	(5,541)	(6,110)	(7,988)	(72,919)
Revenue from contracts with customers	52,466	68,585	17,057	25,132	13,137	176,377

Timing of revenue recognition
Goods transferred at a point in time	51,356	68,585	17,057	25,132	13,137	175,267
Services transferred over time	1,110	—	—	—	—	1,110
Total revenue from contracts with customers	$52,466	$68,585	$17,057	$25,132	$13,137	$176,377

Revenue recognized from goods transferred at a point in time include revenues related to “sales of goods” and “sales of trademarks and sanitary provisions”. Revenue recognized from services transferred over time include revenues related to “intellectual property licensing” and “dossier generation”. Revenues, other than sales of goods, are not material to the group.

Note 6. Segment reporting

Segment information is presented at a combination of geographical segments and business units, consistent with the information that is available and evaluated regularly by the chief operating decision maker.

The Group operates its business through five segments which are its reportable segments for financial reporting purposes: Procaps Colombia, Central America North (“CAN”), Central America South and North Andes (“CASAND”), NextGel and Diabetrics. Segment management, the respective Vice Presidents, are responsible for managing performance, underlying risks and operations. Management uses a broad set of performance indicators to measure segment performance and to make decisions around resource allocation.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

	NextGel			Procaps Colombia			CAN			CASAND
For the three months ended June 30, 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	64,883	(31,960)	32,923	41,253	(1,658)	39,595	22,122	(5,287)	16,835	22,666	(5,566)	17,100
Contribution margin [1]	18,044	(552)	17,492	15,804	(695)	15,109	6,280	(20)	6,260	4,443	2,505	6,948

	Diabetrics			Corporate			Total
For the three months ended June 30, 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	12,143	(6,176)	5,967	—	—	—	163,067	(50,647)	112,420
Contribution margin [1]	1,383	40	1,423	441	(704)	(263)	46,394	575	46,969
Administrative expenses	—	—	—	28,844	1	28,845	28,844	1	28,845
Finance expenses	—	—	—	18,791	—	18,791	18,791	—	18,791
Other expenses	—	—	—	8,626	—	8,626	8,626	—	8,626
Income (loss) before tax							(9,868)	574	(9,293)

	NextGel			Procaps Colombia			CAN			CASAND
For the three months ended June 30, 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	56,706	(29,239)	27,467	41,739	(294)	41,445	11,357	(2,640)	8,717	17,589	(2,944)	14,645
Contribution margin [1]	15,398	(1,295)	14,103	16,466	13	16,480	909	1,221	2,130	2,867	3,399	6,266

	Diabetrics			Corporate			Total
For the three months ended June 30, 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	11,299	(4,638)	6,661	—	—	—	138,690	(39,755)	98,935
Contribution margin [1]	1,479	21	1,500	(6,976)	5,743	(1,233)	30,143	9,102	39,246
Administrative expenses	—	—	—	23,081	—	23,081	23,081	—	23,081
Finance expenses	—	—	—	14,354	—	14,354	14,354	—	14,354
Other expenses	—	—	—	1,537	—	1,537	1,537	—	1,537
Income (loss) before tax							(8,828)	9,102	274

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	NextGel			Procaps Colombia			CAN			CASAND
For the six months ended June 30, 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	123,038	(64,778)	58,260	72,802	(1,349)	71,453	37,522	(9,417)	28,105	39,191	(9,529)	29,662
Contribution margin [1]	35,775	(8,071)	27,704	24,705	155	24,860	9,045	(651)	8,394	6,037	5,810	11,847

	Diabetrics			Corporate			Total
For the six months ended June 30, 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	19,737	(9,167)	10,570		—		292,290	(94,240)	198,050
Contribution margin [1]	1,432	(93)	1,339	1,937	(2,147)	(210)	78,930	(4,996)	73,934
Administrative expenses	—	—	—	53,400	—	53,400	53,400	—	53,400
Finance expenses	—	—	—	4,209	—	4,209	4,209	—	4,209
Other expenses	—	—	—	3,503	—	3,503	3,503	—	3,503
Income (loss) before tax							17,817	(4,996)	12,822

	NextGel			Procaps Colombia			CAN			CASAND
For the six months ended June 30, 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	105,162	(52,696)	52,466	69,169	(584)	68,585	22,598	(5,541)	17,057	31,242	(6,110)	25,132
Contribution margin [1]	26,770	(3,891)	22,879	21,291	141	21,433	3,501	979	4,480	3,739	5,243	8,982

	Diabetrics			Corporate			Total
For the six months ended June 30, 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	21,125	(7,988)	13,137	—	—	—	249,297	(72,920)	176,377
Contribution margin [1]	2,546	(11)	2,535	(6,963)	6,106	(857)	50,884	8,567	59,452
Administrative expenses	—	—	—	43,659	—	43,659	43,659	—	43,659
Finance expenses	—	—	—	28,591	—	28,591	28,591	—	28,591
Other expenses	—	—	—	2,072	—	2,072	2,072	—	2,072
Income (loss) before tax							(23,437)	8,567	(14,870)

[1]	Contribution margin is determined by subtracting sales and marketing expenses from gross profit. The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Major customer

The Group does not have revenue from a single customer in excess of ten percent of its consolidated revenue.

Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers.

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
South America	73,956	71,919	133,156	127,516
Central America	26,265	14,300	42,546	26,134
North America	9,072	10,405	17,304	18,001
Europe	3,127	2,311	5,044	4,726
Total	$112,420	$98,935	$198,050	$176,377

Seasonality of operations

The Group has been subject to normal seasonal fluctuations that generate slightly less income during the first half of the year. In general, there are no significant variations on sales to customers throughout the year.

Note 7. Finance expenses, net

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Banking expenses	(58)	(310)	(374)	(527)
Bank fees	(304)	(383)	(411)	(798)
Other financial expenses[1]	(280)	(171)	(429)	(374)
Net fair value (loss)/gain of warrant liabilities[2]	(1,092)	—	636	—
Net fair value (loss)/gain of shares held in escrow[2]	(10,778)	—	7,732	—
Interest expense[3]	(6,279)	(13,490)	(11,363)	(26,892)
Total	$(18,791)	$(14,354)	$(4,209)	$(28,591)

[1]	For the three and six months ended June 30, 2022, interest on lease liabilities amounted to $282 and $429, respectively (for the three and six months ended June 30, 2021: $171 and $374, respectively).

[2]	Refer to Note 16. Warrant liabilities, Note 17. Shares in escrow and Note 18. Financial instruments for further information related to net fair value gains for the six months ended June 30, 2022.

[3]	Decrease of interest expense is mainly related to the termination of the put option agreements on the effectiveness of the Transaction on September 29, 2021 (see Note 1. General Company Information). For the three and six months ended June 30, 2021, interest on put options amounted to $7,832 and $15,424, respectively.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 8. Other expenses, net

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Currency exchange rate differences[1]	(8,357)	(1,580)	(3,188)	(1,749)
Economic emergency contribution expenses	(407)	(300)	(680)	(551)
Fines, surcharges, penalties and taxes assumed	(13)	(56)	(95)	(175)
Donations	(93)	(121)	(173)	(215)
Other	244	520	633	618
Total	$(8,626)	$(1,537)	$(3,503)	$(2,072)

[1]	The increase in currency exchange rate differences expense for the three months ended June 30, 2022 is mainly related to an increase of 11% in the Colombian Pesos/USD exchange rate for the period and the Group’s Colombian entities’ liability position towards USD.

Note 9. Income tax

Income tax recognized through profit or loss

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the condensed consolidated interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated (loss)/income before tax for the three and six months ended June 30, 2022 amounts to $(9,293) and $12,822, respectively (for the three and six months ended June 30, 2021: $274 and $(14,870), respectively). The income tax expense for the three and six months ended June 30, 2022 was $2,374 and $(3,295), respectively (for the three and six months ended June 30, 2021: $(882) and $(2,776), respectively). The Group’s consolidated effective tax rate with respect to continuing operations for the six months ended June 30, 2022 was 25.70% (for the six months ended June 30, 2021: 18.67%) The change in the consolidated effective tax rate was mainly caused by the following factors: tax base increase according to modifications in the composition of annual profit (loss) projections within different entities of the Group with different jurisdictions, increase in Colombian tax rate, and projected tax optimization expenses and transfer pricing.

The tax rate used for the three and six months ended June 30, 2022 represents the tax rate of 35% (for the three and six months ended June 30, 2021: 31%) on the taxable income payable by the Group entities in Colombia, in accordance with the tax laws of said jurisdiction. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdiction.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 10. Intangible assets

Cost	Total
Balance as of January 1, 2021	$48,622
Additions	1,334
Additions from internal developments	2,836
Foreign currency exchange	(2,143)
Balance as of June 30, 2021	$50,649

Balance as of January 1, 2022	$53,926
Additions	860
Additions from internal developments	4,246
Foreign currency exchange	(1,687)
Balance as of June 30, 2022	$57,345

Accumulated amortization	Total
Balance as of January 1, 2021	$21,038
Amortization expense	3,824
Foreign currency exchange	604
Balance as of June 30, 2021	$25,466

Balance as of January 1, 2022	$23,755
Amortization expense	2,436
Foreign currency exchange	(723)
Balance as of June 30, 2022	$25,468

As of June 30, 2021
Net book value	$25,183
As of June 30, 2022
Net book value	$31,877

For the three and six months ended June 30, 2022 and 2021, amortization expenses were recognized within the Statement of Profit or Loss as administrative expenses.

Note 11. Property, plant and equipment, net

Cost	Total
Balance as of January 1, 2021	$115,291
Additions	5,439
Disposals	(1,213)
Effect of exchange differences in foreign currency	(6,662)
Reclassifications	(278)
Balance as of June 30, 2021	$112,577

Balance as of January 1, 2022	$116,654
Additions	10,518
Disposals	(2,275)
Effect of exchange differences in foreign currency	(2,544)
Reclassifications	(54)
Balance as of June 30, 2022	$122,299

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Accumulated depreciation	Total
Balance as of January 1, 2021	$44,956
Disposals	(488)
Depreciation expense	2,864
Effect of exchange differences in foreign currency	(2,243)
Balance as of June 30, 2021	$45,089

Balance as of January 1, 2022	$44,016
Disposals	(174)
Depreciation expense	2,932
Effect of exchange differences in foreign currency	(1,071)
Balance as of June 30, 2022	$45,703

As of June 30, 2021
Net book value	$67,488
As of June 30, 2022
Net book value	$76,596

For the six months ended June 30, 2022, $1,678 was recognized as cost of goods sold (for the six months ended June 30, 2021: $2,028) and $1,254 (for the six months ended June 30, 2021: $836) was recognized as administrative expense.

Financial Commitments

As of June 30, 2022, the Group has commitments to acquire capital expenditures for $9,229 (as of June 30, 2021: $5,341).

Note 12. Inventories, net

	As of June 30, 2022	As of December 31, 2021
Raw materials and supplies	$43,754	$38,024
Products in process	9,212	6,240
Finished products and merchandise	40,718	31,791
Inventory in transit	10,907	9,645
Subtotal	$104,591	$85,700
Less: Provision	(5,364)	(6,270)
Total	$99,227	$79,430

Inventories recognized as an expense for the six months ended June 30, 2022 amounted to $78,294 (for the six months ended June 30, 2021: $76,547). These were included in cost of goods sold. Inventories used as samples for the six months ended June 30, 2022 amounted to $4,068 (for the six months ended June 30, 2021: $2,070), were recognized as marketing expenses.

Write-downs of inventories to net realizable value and obsolescence adjustments for the six months ended June 30, 2022 amounted to $1,010 (for the six months ended June 30, 2021: $2,038), were recognized as a provision expense.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 13. Trade and other receivables, net

	As of June 30, 2022	As of December 31, 2021
Trade receivables, net of discounts [1]	$114,362	$111,071
Impairment of trade and other receivables	(11,050)	(8,755)
Other receivables	16,896	15,133
Trade receivables, net of discounts and impairment	$120,208	$117,449

[1]	Discount and return provision amounts to $6,620 (as of December 31, 2021: $7,345).

Refer to Note 18. Financial instruments for the Group’s disclosures on credit risk management and expected credit losses.

Note 14. Borrowings

	As of June 30, 2022	As of December 31, 2021
Unsecured borrowings at amortized cost
Syndicated term loan (1)	$44,672	$46,505
Other term loan (2)	62,033	51,593
Lease liabilities (3)	36,333	31,747
Factoring obligations (4)	1,164	10,609
Bank overdrafts (5)	289	55
Notes (6)	113,031	112,857
Total Interest bearing liabilities	$257,522	$253,366

Current	75,704	74,646
Non- Current	$181,818	178,720

Refer to Note 7. Finance expenses, net for the accrual of interest for the three and six months ended June 30, 2022 and 2021.

1. Syndicated term loan

	Currency	Range of Interest	Maturity Year	As of June 30, 2022	As of December 31, 2021
Syndicated term loan	COP	IBR+ 5.3% (Variable)	2025	$45,373	$39,521
Syndicated term loan	USD	Libor+ 4.8% (Variable)	2025	$—	$7,850
Amortized cost	COP	N/A	2025	$(701)	$(866)
Total Syndicated term loan				$44,672	$46,505

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Main covenants required by the loan contract:

Financial commitments

●	Indebtedness Indicator (Indebtedness/EBITDA) as of June 30 and December 31 of each year, during the loan term, must be less than or equal to 3.5 times. If the indicator is greater than 3.0 and less than 3.5, it proceeds to the extent that this value is originated by causes other than additional debt and the justification of the increase must be presented to the agent.

●	Short-term leverage ratio < 1.0 on the last day of each semester.

●	EBITDA ratio / financial expenses = or > 3.0 on the last day of each semester.

Other commitments

●	The syndicated credit agreement establishes that each of the jointly obligated parties, unless they have the express, prior and written authorization of the Agent, will refrain from incurring any type of financial debt when the proforma indebtedness indicator, once acquired the additional financial debt, is greater than 3.0 times and maintaining any type of financial debt when the pro forma indebtedness indicator, once the national debt is acquired, is greater than 3.5 times.

●	Each of the joint obligated parties, except with express, prior and written authorization of the Agent to do otherwise, will refrain from contracting finance and/or operating lease obligations with purchase option with a joint balance payable greater than $85,000,000 (Eighty-Five Billion Pesos, local currency) or its equivalent in another currency. For purposes of clarity, the reclassification of obligations as financial lease obligations by application of the Accounting Standards will not consume the balance set forth herein and may not be renewed.

●	The payment of dividends is restricted to anyone other than the jointly obligated parties.

The syndicated loan agreement establishes that, in the event of breach of covenants by the debtor, the lenders shall be entitled to declare early maturity of the debts.

Management continuously monitors the observation of these obligations and was in compliance as of the date of these financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

2. Other term loan

	Currency	Range of Interest	Maturity Year	As of June 30, 2022	As of December 31, 2021
Other term loan	COP	IBR+ 1.4%-6.55%, DTF+ 3% - 7.55% (Variable)	2022-2024	$24,258	$9,442
	COP	IBR+2.90%-9.90% E.A. 9.60%- 12.11% N.A.	2022	$11,832	$17,552
	SOL	5.00% - 10% (Fixed)	2021-2024	$4,224	$5,953
	Reais	9.84% - 15% (Fixed)	2021-2024	$2,350	$1,762
	USD	SOFR+4.80%	2022	$1,721	$739
	USD	3.28%-7.14%	2022-2024	$17,648	$16,145
Total Other term loans				$62,033	$51,593

On June 28, 2022, Procaps, S.A. (the “Company”) entered into a credit agreement with BTG to borrow $8,672. The covenants required by the loan contract are:

●	The Company’s consolidated Indebtedness Indicator (Indebtedness / EBITDA) should not be greater than 3.5x.

●	The Company’s consolidated EBITDA/Finance expense should not be less than 3x.

Management continuously monitors the observation of these obligations and was in compliance as of the date of these financial statements.

3. Lease liabilities

	Currency	Range of Interest	Maturity Year	As of June 30, 2022	As of December 31, 2021
Lease liabilities	COP	DTF + (5,18% - 10,11%) T.A., IBR+7.5%	2030	$9,856	$10,334
	COP	DTF+ 4.54%, DTF 8.5%T.A., DTF+10.42%.	2025	$5,924	$6,662
	USD	2.98% - 16.9%	2022	$15,548	$9,374
	COP	0.75%-21.48%	2027	$4,963	$5,315
	Reales	16.44% N.A.	2022	$42	$62
Total Lease Liabilities				$36,333	$31,747

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

4. Factoring obligations

	Currency	Range of Interest	Maturity Year	As of June 30, 2022	As of December 31, 2021
Portfolio factoring	COP	DTF+8%	2022	$1,164	$1,383
	COP	Libor+7%, 22.84% - 30.6% N.A.(Fixed)	2022	$—	$9,226
Total Factoring				$1,164	$10,609

5. Bank overdraft

	Currency	Range of Interest	Maturity Year	As of June 30, 2022	As of December 31, 2021
Overdrafts and credit cards	COP	19.68% - 32% E.A. (Fixed)	2022	$289	$55

6. Notes

The Senior Notes require Procaps, S.A. (the “Company”) and the other obligors thereunder to comply with the following financial ratios:

●	A consolidated total debt of Procaps, S.A. and the other obligors thereunder to consolidated EBITDA for the last twelve months of 3.50:1.00 or less, measured at certain dates of determination and;

●	An EBITDA interest coverage ratio (calculated as the consolidated EBITDA for the last twelve months of Procaps, S.A. and the other obligors thereunder divided by the consolidated interest expenses of Procaps, S.A. and the other obligors thereunder) in excess of, or equal to, 3.00:1.00, calculated at certain dates of determination.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Complying with the Note Purchase Agreement protocols and as a result of the More Favorable Provisions of the Syndicated Existing Credit Facility, the Group gave Notice on April 7, 2022 that specific provisions related to reporting covenants, affirmative covenants, negative covenants, events of default, and mandatory prepayment events, as set forth in the Syndicated Existing Credit Facility Agreement, shall apply to the Senior Notes.

As of June 30, 2022, the Company was in compliance with all of the financial covenants related to the Notes, and management expects that the Company will be able to maintain compliance with the financial covenants in the future.

The Senior Notes are classified as long-term debt on the Group’s unaudited consolidated condensed interim balance sheets and will be classified as such until the Senior Notes are within one year of maturity.

	Currency	Range of Interest	Maturity Year	As of June 30, 2022	As of December 31, 2021
The Prudential Insurance Company Of America	USD	4.75% (Fixed)	2031	$58,992	$58,906
Prudential Annuities Life Assurance Corporation	USD	4.75% (Fixed)	2031	$29,467	$29,423
Healthspring Life & Health Insurance Company, Inc	USD	4.75% (Fixed)	2031	$18,036	$18,007
CIGNA Health and Life Insurance Company	USD	4.75% (Fixed)	2031	$6,536	$6,521
Total Senior Notes				$113,031	$112,857

7. Bridge Loan

As of June 30, 2022, the Group has not drawn down funds from the Bridge Loan. Refer to Note 1. General Company Information for more information on the Bridge Loan.

Note 15. Provisions and contingencies

	2022	2021
Contingencies
Balance as of January 1	$501	$1,829
Effect of changes in foreign exchange rates	28	(207)
Provisions made	7	187
Provisions used	(41)	(146)
Balance as of June 30	$495	$1,663

The Group recognizes provisions for contingencies that are probable of requiring an outflow of resources due to adverse effects. The Group recognized the estimated probable losses against the company for labor, administrative and tax litigation, which are calculated based on the best estimate of the disbursement required to cancel the obligation. Such contingencies are disclosed with possible adverse effects for the entity, as follows:

Legal provisions

Softcaps legal proceedings - The total balance of $448 (as of June 30, 2021: $637) is comprised of $47 (as of June 30, 2021: $124) for labor litigation, $29 (considered remote as of June 30, 2021 ) for administrative and civil litigation, $372 (as of June 30, 2021: $513) for tax litigation.

Procaps legal proceedings – The total balance of $47 (as of June 30, 2021: $702) is for labor litigation.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Tax provisions

Transfer pricing Procaps – As of June 30, 2021, the Procaps and CI Procaps companies recognized provisions for the impact of transfer pricing in the amount of $324. However, as of December 31, 2021, those provisions were reversed under the risk analysis carried out by its external advisors. Therefore there are no transfer pricing provisions recognized as of June 30, 2022.

Contingencies

The General Direction of Taxes of El Salvador (“DGII”) has tried to deny reductions applied to sales of the taxable year, indicating they are not documented as regulated by the DGII. The associated proposed sanction is $954. However, the Group’s external advisor indicates that it is not probable for this claim to proceed, therefore, there is no provision for the effect of this contingency.

Note 16. Warrant liabilities

	As of June 30, 2022	As of December 31, 2021
Public warrants	15,200	16,000
Private warrants[1]	7,276	7,112
	$22,476	$23,112

[1]	Private warrants include 2,875,000 held by the former SPAC sponsors deposited in an escrow account.

Note 16.1. Public warrants

	2022	2021
As of January 1	$16,000	$—
Acquired public warrants	—	21,600
Fair value remeasurement	(800)	(5,600)
Balance as of June 30	$15,200	$16,000

The fair value of the Public Warrants decreased for the six months ended June 30, 2022 by $800 (for the year ended December 31, 2021: $5,600). Refer to Note 7. Finance expenses, net.

Note 16.2. Private warrants

	2022	2021
As of January 1	$7,112	$—
Acquired private warrants	—	7,363
Fair value remeasurement	164	(251)
Balance as of June 30	$7,276	$7,112

The fair value of the Private Warrants increased for the six months ended June 30, 2022 by $164 (decreased for the year ended December 31, 2021: $251). Refer to Note 7. Finance expenses, net.

Note 17. Shares in escrow

	2022	2021
As of January 1	$101,859	$—
Escrowed shares	—	106,365
Fair value remeasurement	(7,732)	(4,506)
Balance as of June 30	$94,127	$101,859

The fair value of the Shares in escrow decreased for the six months ended June 30, 2022 by $7,732 (for the year ended December 31, 2021: $4,506). Refer to Note 7. Finance expenses, net.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 18. Financial instruments

18.1 Accounting classification and fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, the Group uses observable market data whenever possible. Fair values are categorized into different levels in a hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

●	Level 2: inputs are observable either directly (e.g. as prices) or indirectly (e.g. derived from prices).

●	Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data.

The following table shows the carrying amounts of financial assets and financial liabilities. The amortized cost basis of the financial assets and liabilities not measured at fair value approximates their fair value.

	As of June 30, 2022		As of December 31, 2021
	FVTPL[1]	Amortized cost[2]	FVTPL[1]	Amortized cost[2]
Financial assets not measured at fair value
Trade and other receivables, net	—	120,208	—	117,449
Amounts owed by related parties	—	2,209	—	1,147
Cash	—	37,552	—	72,112
Other financial assets	—	244	—	256
Total financial assets not measured at fair value	$—	$160,213	$—	$190,964

Financial liabilities measured at fair value
Warrant liabilities	22,476	—	23,112	—
Shares held in escrow	94,127	—	101,859	—
Total financial liabilities measured at fair value	116,603	—	124,971	—
Financial liabilities not measured at fair value
Borrowings	—	257,522	—	253,365
Trade and other payables, net	—	90,582	—	85,381
Amounts owed to related parties	—	6,007	—	8,450
Total financial liabilities not measured at fair value	$—	$354,111	$—	$347,196

[1]	The fair value of the exhibited figures as of June 30, 2022 is comprised of $15,200 level 1 (as of December 31, 2021: $16,000) and $101,403 level 3 (as of December 31, 2021: $108,971).

[2]	The fair value of the exhibited figures is similar to their amortized cost as of June 30, 2022 and December 31, 2021, respectively.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

18.2 Measurement of fair values

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation Technique	Significant unobservable input	Inter-relationship between significant unobservable input and fair value measurement
Warrants	The fair value of the Private Warrants is estimated using the Black-Scholes option pricing formula for European calls, since the underlying stock is not expected to pay dividends over the term of the Warrants.	Volatility	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).
Shares held in escrow	The fair value of the shares to be delivered is estimated using Monte Carlo simulation in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price.	Volatility	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).

18.3 Financial risk management

The Group has exposure to the following risks arising from financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk, including currency and interest rate risk

18.3.1. Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of impairment losses. None of the receivable balances as of June 30, 2022 and December 31, 2021 constitutes a significant concentration of credit risk. There are no other single customers representing more than 10% of total gross trade receivables as of June 30, 2022 and December 31, 2021.

Expected credit losses

The average credit period on the sale of medicines is 60 to 120 days. In some cases, depending on market conditions and strategy, longer payment periods are granted. No interest surcharge is made on commercial accounts receivable.

The Group has recognized a provision for doubtful accounts. The Group evaluates the impairment of its accounts receivable for the expected credit loss model, where it determines its value based on the probability of default, the loss due to default (i.e., the extent of the loss in case of default) and the exposure, by the application of the ’simplified method’ for trade receivables without a significant financing component. The assessment of the probability of default and the loss due to default is mainly based on historical data and adjust historical loss rates to reflect information about current conditions and reasonable and supportable forecasts of future economic conditions.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

June 30, 2022	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.45%	1.62%	1.81%	4.52%	3.52%	95.56%	15.01%
Gross carrying amount	109,649	10,026	4,963	2,545	1,763	22,877	151,823
Impairment loss allowance	(493)	(162)	(90)	(115)	(62)	(21,862)	(22,784)
	$109,156	$9,864	$4,873	$2,430	$1,701	$1,015	$129,039

December 31, 2021	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.60%	2.11%	2.35%	3.38%	3.26%	67.43%	14.67%
Gross carrying amount	98,776	11,265	3,147	1,981	1,843	30,578	147,590
Impairment loss allowance	(591)	(238)	(74)	(67)	(60)	(20,620)	(21,650)
	$98,185	$11,027	$3,073	$1,914	$1,783	$9,958	$125,940

As of June 30, 2022 no impairment losses were recognized for balances in connection with related parties. However, as of June 30, 2022 and December 31, 2021, an allowance is maintained for open balances referred to goods sold to Industrias Intercaps de Venezuela and Laboratorios Vivax Pharmaceuticals, due to the critical political and social situation that the location country of precedence is experiencing.

Note 19. Key management personnel

Transactions with directors and executive board management members

Total management compensation included in the unaudited consolidated condensed interim statement of profit or loss are as follows:

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Short-term employee benefits	615	565	1,133	1,009
Consulting fees	1,126	643	1,920	1,137
	$1,741	$1,208	$3,053	$2,146

Note 20. Events after the reporting period

Management has considered subsequent events through the date these consolidated financial statements were issued and did not identify any events that require disclosure.